Exhibit 11

                                             LCA-VISION INC.
                               Computation of Per Share Earnings (Loss)
                                For the Three and Nine Months Ended
                                    September 30, 1996 and 1995

                                                      1996           1995
For the Three Months Ended September 30,
Primary Earnings:
     Net income (loss)                             $(1,091,166)  $  337,990
     Pro forma income tax expense                                $  224,227

     Pro forma net income (loss)                   $(1,091,166)  $  113,763

Shares:
     Weighted average number of common
       shares outstanding                           19,617,821    1,066,837
     Additional shares assuming exercise
       of stock options                                     (a)

     Average common shares and equivalents
       as adjusted                                  19,617,821    1,066,837

     Earnings (loss) per share                     $     (0.06)  $     0.09

For the Nine Months Ended September 30,
Primary Earnings:
     Net income (loss)                             $(2,567,839)  $  750,120
     Pro forma income tax expense                                $  380,836

     Pro forma net income (loss)                   $(2,567,839)  $  369,284

Shares:
     Weighted average number of common shares
       outstanding                                  19,617,821    1,066,837
     Additional shares assuming exercise of
       stock options                                        (a)

     Average common shares and equivalents
       as adjusted                                  19,617,821    1,066,837

     Earnings (loss) per share                     $     (0.13)  $     0.35

(a)     Net loss per share is based on outstanding common shares.
Assuming exercise of options would be anti-dilutive since an increase in the number of shares assumed to be outstanding would reduce the amount of the loss per share.